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                            January 21, 2021

       Michael Balkin
       Chief Executive Officer
       Foresight Acquisition Corp.
       233 N. Michigan Avenue
       Suite 1410
       Chicago, IL 60601

                                                        Re: Foresight
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 8,
2021
                                                            File No. 333-251978

       Dear Mr. Balkin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2020 letter.

       Registration Statement on Form S-1

       General

   1. We note your response to prior comment 2 and reissue the comment. In this regard, we note FA Co-Investment
LLC's director election rights as a holder of the Company's shares of Class B common
stock.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Michael Balkin
Foresight Acquisition Corp.
January 21, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Balkin
                                                           Division of
Corporation Finance
Comapany NameForesight Acquisition Corp.
                                                           Office of Energy &
Transportation
January 21, 2021 Page 2
cc:       Jason Simon, Esq.
FirstName LastName